Filed Pursuant to Rule 424(b)(3)
Registration No. 333-75572

Resale Prospectus

Paxson Communications Corporation

200,000 Shares
Class A Common Stock

     This prospectus relates to the resale of shares of our Class A Common Stock by a selling stockholder who may acquire the shares from us from time to time upon the exercise of stock options we granted to him in connection with services rendered. We will not receive any of the proceeds from the sale of these shares.

     The selling stockholder may offer the shares to the public at fixed prices or prevailing market prices, and may offer the shares in private transactions at prevailing market prices or at negotiated prices.

     Our Class A common stock is listed on the American Stock Exchange under the symbol “PAX.” On February 27, 2002, the last reported sale price of our Class A common stock on the American Stock Exchange was $10.05 per share.

     Investing in our Class A Common Stock involves risks. See “Risk Factors” beginning on Page 4.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is February 28, 2002.

Table of Contents

Paxson Communications Corporation	3

Cautionary Statement Concerning Forward-Looking Statements	3

Risk Factors	4

Use of Proceeds	16

Selling Stockholder	16

Plan of Distribution	17

Where You Can Find More Information	19

Legal Matters	20

Experts	20

You may rely only on the information contained in this prospectus or incorporated into it by reference. We have not authorized any person to provide you with any information other than that contained in this prospectus, nor has the selling stockholder done so. You should not assume that the information in this prospectus or any document incorporated by reference is accurate as of any date other than the date on the front of this prospectus or the applicable document.

PAXSON COMMUNICATIONS CORPORATION

     We are a network television broadcasting company which owns and operates the largest broadcast television station group in the U.S., as measured by the number of television households in the markets our stations serve. We currently own and operate 65 full power broadcast television stations (including three stations we operate under time brokerage agreements), which reach all of the top 20 U.S. markets and 41 of the top 50 U.S. markets. We operate PAX TV, a television network that provides family entertainment programming seven days per week and reaches approximately 85% of prime time television households in the U.S. through our broadcast television station group and pursuant to distribution agreements with cable and satellite systems and independently owned broadcast stations we refer to as “affiliates.” PAX TV’s programming consists of shows originally developed by us and shows that have appeared previously on other broadcast networks which we have purchased the right to air.

     Our principal executive offices are located at 601 Clearwater Park Road, West Palm Beach, Florida 33401 and our telephone number is (561) 659-4122.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

     This prospectus and some of the documents incorporated in this prospectus by reference contain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements other than statements of historical facts, including statements regarding the prospects of our industry and our prospects, plans, financial position and business strategy, may constitute forward-looking statements. These statements are subject to many important factors that could cause actual results to differ materially from those projected in the forward-looking statements. Among these factors are those included in this prospectus under the heading “Risk Factors” and those which are discussed in our most recently filed Annual Report on Form 10-K under the heading “Risk Factors” and elsewhere, which is incorporated by reference in this prospectus.

RISK FACTORS

     You should consider carefully the following risk factors in addition to the other information set forth in or incorporated by reference in this prospectus before purchasing shares of the Class A common stock.

     We have a history of operating losses and negative cash flow and we may not become profitable in the future.

     We have incurred losses from continuing operations in each fiscal year since our inception. As a result of these net losses, for the years ended December 31, 2000, 1999 and 1998, our earnings were insufficient to cover combined fixed charges and preferred stock dividend requirements by approximately $390.7 million, $369.6 million and $163.3 million, respectively. These amounts include non-cash charges of $75.1 million and $65.5 million in 2000 and 1999, respectively, which resulted from our issuance of convertible preferred stock to an affiliate of National Broadcasting Company, Inc. (“NBC”) with a conversion price per share of Class A common stock that was less than the public trading price of the Class A common stock on the closing date of the preferred stock sale. We expect to continue to experience net losses in the foreseeable future, principally due to interest charges on outstanding debt (and the debentures into which our outstanding preferred stock can be exchanged, if issued), dividends on outstanding preferred stock, and non-cash charges for depreciation and amortization expense related to fixed assets and intangible assets relating to acquisitions. Future net losses could be greater than those we have experienced in the past.

     Our adjusted EBITDA (as that term is defined in our Quarterly Report on Form 10-Q for the quarter ended September 30, 2001, filed with the Securities and Exchange Commission and incorporated by reference in this prospectus), has been insufficient to cover our operating expenses, debt service requirements and other cash commitments in each of the years ended December 31, 2000, 1999 and 1998. Our negative adjusted EBITDA for these periods was $4.9 million, $45.8 million and $59.4 million, respectively. We have financed our operating cash requirements, as well as our capital needs, during these periods with the proceeds of financing activities, including the issuance of preferred stock and additional borrowings. We cannot assure you that we will generate sufficient operating cash flow in the future to cover our operating expenses, debt service requirements and other cash commitments or that we will be able to obtain sufficient additional financing to meet these requirements on terms acceptable to us, or at all.

     Our substantial debt and preferred stock could impair our financial condition and our ability to fulfill our obligations under our debt and preferred stock.

     We have substantial debt and redeemable preferred stock. As of September 30, 2001, we had total debt of $495.6 million and redeemable preferred stock with an aggregate liquidation preference of approximately $1,166.5 million ($1,063.4 million of which is exchangeable, subject to certain restrictions, into senior subordinated debt). Our interest expense was $41.9 million for the year ended December 31, 1998, $50.3 million for the year ended December 31, 1999, and $48.0 million for the year ended December 31, 2000. Our ability to incur additional debt is restricted under the terms of the indenture governing our outstanding senior subordinated notes, our outstanding senior subordinated discount notes, the agreement governing our senior credit facility and the terms of our existing preferred stock and the indentures governing the debt for which the preferred stock may be exchanged.

     The level of our debt and redeemable preferred stock could:

•	make it more difficult for us to satisfy our obligations with respect to our outstanding debt and preferred stock;

•	require us to dedicate a substantial portion or all of our cash flow from operations to payments on our debt and preferred stock, thereby reducing the availability of our cash flow to fund working capital, capital expenditures and other general corporate requirements;

•	limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

•	place us at a disadvantage compared to our competitors that have proportionately less debt and preferred stock;

•	make it more difficult for us to borrow money for working capital, capital expenditures, acquisitions or other purposes; and

•	expose us to the risk of increased interest rates with respect to that portion of our debt which has a variable rate of interest.

     Our ability to satisfy our debt obligations and pay dividends on our outstanding preferred stock will depend upon our future operating performance, which will be affected by prevailing economic conditions and financial, business and other factors, many of which are beyond our control. If we are unable to service our debt or make payments with respect to our preferred stock, we may be forced to adopt an alternative strategy that may include actions such as selling assets, restructuring or refinancing our debt or preferred stock or seeking additional equity capital. Our agreements with NBC currently limit our ability to take these actions. We cannot assure you that we would be able to implement any of these strategies on satisfactory terms or at all, and the implementation of any of these strategies could have an adverse effect on the value and market price of the Class A common stock. If we were required to be liquidated, the Class A common stock would be subordinate to all of our debt and preferred stock outstanding at the time with respect to the right to receive liquidation proceeds.

     The terms of our debt and our preferred stock impose significant restrictions on our business.

     The indentures governing our outstanding senior subordinated notes and senior subordinated discount notes, the agreement governing our senior credit facility, and the terms of our existing preferred stock and the indentures governing the debt for which the preferred stock may be exchanged contain various covenants that limit our ability to:

•	incur additional debt;

•	engage in transactions with affiliates;

•	incur liens;

•	make restricted payments, including dividends;

•	enter into business combinations and asset sale transactions; and

•	make investments.

     These restrictions could limit our ability to obtain future financing, make acquisitions or needed capital expenditures, withstand a future downturn in our business or the economy in general, conduct operations or otherwise take advantage of business opportunities that may arise. Our senior credit facility also requires us to maintain specified financial ratios. Our ability to meet future financial ratios can be affected by events beyond our control, such as general economic conditions. Our failure to maintain any applicable financial ratios would prevent us from borrowing additional amounts under the senior credit facility and could result in a default under that facility, which could cause the debt outstanding under the facility, and by reason of cross-default provisions, our notes and any other debt we may then have, to become immediately due and payable. If we were unable to repay those amounts, the lenders under our senior credit facility could initiate a bankruptcy or liquidation proceeding or proceed against the collateral granted to them to secure that debt. If the lenders under our senior credit facility were to accelerate the repayment of outstanding borrowings, we might not have sufficient assets to repay our debt. In this event, the trading price of our Class A common stock would likely decline, and you could lose all or part of your investment in the Class A common stock.

     We cannot predict whether PAX TV will be successful.

     We launched PAX TV on August 31, 1998, and have a relatively limited history of operating PAX TV. The experiences of other new television networks during the past decade indicate that it requires a substantial period of time and the commitment of significant financial, managerial and other resources to gain market acceptance of a new television network by viewing audiences and advertisers to a sufficient degree that the new network can attain profitability. The network television industry has been dominated for many years by ABC, NBC and CBS, and only recently have additional broadcast networks entered the market. Although we believe that our approach is unique among broadcast television networks, in that we own and operate the stations reaching most of the television households reached by PAX TV, our business model is unproven. We cannot assure you that PAX TV will gain sufficient market acceptance to be profitable or otherwise be successful.

     NBC’s exercise of its rights to exert significant influence upon our operations could adversely affect our business.

     In September 1999, we entered into a series of agreements with NBC under which it invested $415 million in our company. The agreements with NBC provided, among other things, that we must obtain NBC’s consent for:

•	approval of annual budgets;

•	expenditures materially in excess of budgeted amounts;

•	material acquisitions of programming;

•	material amendments to our certificate of incorporation or bylaws;

•	material asset sales or purchases, including, in some cases, sales of our television stations;

•	business combinations where we would not be the surviving corporation or as a result of which we would experience a change of control;

•	issuances or sales of any capital stock, with some exceptions;

•	stock splits or recombinations;

•	any increase in the size of our board of directors other than an increase resulting from provisions of our outstanding preferred stock of up to two additional directors; and

•	joint sales, joint services, time brokerage, local marketing or similar agreements as a result of which our stations with national household coverage of 20% or more would be subject to those agreements.

     As a result of our agreements with NBC, NBC is in a position to exert significant influence over our management and policies and to prevent us from taking actions which our management may otherwise desire to take. NBC may have interests that differ from those of our other stockholders and debtholders.

     In connection with its investment in us, NBC acquired rights to purchase more of our securities from us and the right, subject to various conditions, to purchase all of the shares of our Class B common stock owned by our chairman and controlling stockholder, Lowell W. Paxson. The exercise of these rights would result in NBC acquiring control of our company.

     The outcome of our arbitration proceeding against NBC and our FCC filings with respect to NBC could adversely affect our business.

     In December 2001, we commenced a binding arbitration proceeding against NBC in which we asserted that NBC has breached its agreements with us and has breached its fiduciary duty to us and to our shareholders. We have asserted that NBC’s proposed acquisition of Telemundo Group violates the terms of the agreements governing the investment and partnership between us and NBC. We also made two filings with the Federal Communications Commission (“FCC”), one of which requests a declaratory ruling as to whether conduct by NBC, including NBC’s influence and apparent control over certain members of our board of directors selected by NBC (all of whom have since resigned from our board), has caused NBC to have an attributable interest in us in violation of FCC rules or has infringed upon our rights as an FCC license holder. The second FCC filing seeks to deny FCC approval of NBC’s acquisition of the Telemundo Group’s television stations.

     NBC’s acquisition of the Telemundo Group’s television stations would create serious additional regulatory obstacles to NBC’s ability to acquire control of us. Should NBC complete its acquisition of the Telemundo Group, it is unlikely that NBC would be able to obtain regulatory approval of its acquisition of control of us without significant changes in FCC rules and our agreement to divest some of our most significant television station assets, which in turn could have a material adverse effect upon the value of our company. These factors may substantially reduce the likelihood of NBC acquiring more of our shares and control of our company. Should the FCC find that NBC has an attributable interest in our television stations, the FCC may require NBC to divest its investment in us, and NBC will have the right to demand that we redeem its investment and if we cannot do so within one year, NBC will be free to transfer its investment and its related rights to a third party selected by NBC in its discretion. We cannot assure you that we will be successful in our arbitration proceeding against NBC or that either of our FCC filings will be resolved favorably to us. Should the arbitration and FCC proceedings be protracted, our senior management will be required to divert significant time and attention to these proceedings and we may incur significant legal and other expenses, which could have a material adverse effect upon us. Further, we cannot predict the effect that the outcome of these proceedings will have upon our business.

     We have significant operating relationships with NBC which have been developed since NBC’s investment in us in September 1999. NBC serves as our exclusive sales representative to sell most of our PAX TV network advertising and is the exclusive national sales representative for most of our stations. We have entered into joint sales agreements (“JSAs”) with NBC owned or NBC affiliated stations with respect to 48 of our television stations. Each JSA typically provides for our JSA partner to serve as our exclusive sales representative to sell our station advertising and for many of our station’s operations to be integrated and co-located with those of the JSA partner. Should the outcome of our arbitration proceeding against NBC or our FCC filing seeking a declaratory ruling as to whether NBC has an attributable interest in our stations require the unwinding or termination of some or all of these operating relationships, or should NBC or the NBC affiliates elect not to renew the agreements under which these operating relationships have been implemented, we could be required to incur significant costs to resume performing the advertising sales and other operating functions currently performed by NBC and our JSA partners or to transfer performance of these functions to another broadcast television station operator, which could have a material adverse effect upon us.

     We may not be able to redeem our securities held by NBC were NBC to demand that we do so and this could have adverse consequences for us.

     NBC has the right, at any time that the FCC renders a final decision that NBC’s investment in us is “attributable” to NBC (as that term is defined under applicable rules of the FCC), or for a period of 60 days beginning on September 15, 2002 and on each September 15 after 2002, to demand that we redeem, or arrange for a third party to acquire, any shares of our Series B preferred stock then held by NBC. In connection with the FCC filings described above under “Risk Factors – The outcome of our arbitration proceeding against NBC and our FCC filings with respect to NBC could adversely affect our business”, we have requested a declaratory ruling from the FCC as to whether NBC has an interest in us that is “attributable” to NBC. Our ability to effect any redemption is restricted by the terms of our outstanding debt and preferred stock. NBC also has the right to demand that we redeem any Series B preferred stock and Class A common stock issued upon conversion of the Series B preferred stock then held by NBC upon the occurrence of various events of default. Should we fail to effect a redemption, NBC generally will be permitted to transfer, without restriction, any of our securities acquired by it, its right to acquire Mr. Paxson’s Class B common stock, the contractual rights described above, and its other rights under the related transaction agreements. Should we fail to effect a redemption triggered by an event of default on our part, the minimum exercise prices of NBC's warrant to purchase 18,966,620 shares of our Class A common stock and its right to acquire Mr. Paxson’s Class B common stock will be reduced from $22.50 per share to $20 per share. If NBC does not exercise these rights, we will have another 30 day period to effect a redemption. If we then fail to effect a redemption, NBC may require us to conduct, at our option, a public sale or liquidation of our assets, after which time NBC will not be permitted to exercise its rights to acquire more of our securities.

     Should NBC exercise any of its redemption rights, we may not have sufficient funds to pay the redemption price for the securities to be redeemed and may not be able to identify another party willing to purchase those securities at the required redemption prices. If we are unable to complete a redemption, we will be unable to prevent NBC from transferring a controlling interest in our company to a third party selected by NBC in its discretion or, in the case of a default by us, requiring us to effect a public sale or liquidation of our assets. The occurrence of any of these events could have a material adverse effect upon us.

     If our television programming does not attract sufficient numbers of viewers in desirable demographic groups, our advertising revenue could decrease.

     Our success depends upon our ability to generate advertising revenues, which constitute substantially all of our operating revenues. Our ability to generate advertising revenues in turn largely depends upon our ability to provide programming which attracts sufficient numbers of viewers in desirable demographic groups to generate audience ratings that advertisers will find attractive. While PAX TV audience ratings and our advertising revenues generally have been increasing since the launch of PAX TV on August 31, 1998, we cannot assure you that our programming will attract sufficient targeted viewership or that, whether or not it achieves favorable ratings, we will be able to generate enough advertising revenues to achieve profitability. Our ratings depend partly upon unpredictable volatile factors beyond our control, such as viewer preferences, competing programming and the availability of other entertainment activities. A shift in viewer preferences could cause our programming not to gain popularity or to decline in popularity, which could adversely affect our advertising revenues. We may not be able to anticipate and react effectively to shifts in viewer tastes and interests in our markets or to generate sufficient demand and market acceptance for our programming. Further, we acquire rights to our syndicated programming under multi-year commitments, and it is difficult to accurately predict how a program will perform in relation to its cost. In some instances, we must replace programs before their costs have been fully amortized, resulting in write-offs that increase our operating costs. We cannot assure you that our programming costs will not increase to a degree which may materially adversely affect our operating results. In addition, we incur production, talent and other ancillary costs to produce original programs for PAX TV. We cannot assure you that our original programming will generate advertising revenues in excess of our programming costs.

     Our joint sales agreements may not improve the operations of our television stations, and this could materially increase our costs to operate those stations or materially reduce the revenues we receive from those stations.

     While we believe that each of our stations which operates under a JSA should experience an improvement in overall operating performance through a combination of improved revenues and operating cost reductions, we cannot assure you that we will realize any operating improvements. The achievement of operating improvements at our stations operating under JSAs depends to a substantial degree on the performance of our JSA partners, over which we have no control. In addition, if we elect to terminate a JSA in a particular market, we may incur significant costs to transfer the JSA to another broadcast television station operator or to resume operating the station ourselves.

     If advertisers have to pay higher residual payments to the members of the actors guilds that they use in spot advertisements on our network, advertisers may reduce or discontinue their advertising on our network.

     Approximately 29% of our 2000 revenues were derived from network commercial spot advertisements aired on PAX TV. We believe substantially all of our network spot advertisements were produced by advertisers or their advertising agencies using performers who are members of the Screen Actors Guild and the American Federation of Television and Radio Artists. When commercials are aired on broadcast and cable television networks, the performers are entitled to residual payments from the advertisers, which are determined under collective bargaining agreements between the guilds and the advertising community. In the fall of 2000, after the expiration of the then effective guild agreements and a prolonged strike by performers, the guilds and the advertising community entered into new guild agreements. Under both the old guild agreements and the current guild agreements, the residual payments required to be paid by advertisers in connection with advertisements aired on cable networks are substantially lower than the residuals required to be paid in connection with advertising aired on broadcast networks. To date, we believe that a substantial portion of the network spot advertising time on PAX TV was purchased by advertisers under the assumption that the residual payment obligations the advertising community incurred in connection with airing these spots were to be calculated under the rates applicable to cable networks, not those applicable to other broadcast networks. Although the old guild agreements did not specify how residual payments were to be calculated for advertisements aired on PAX TV, the current guild agreements include provisions establishing residual rates that are applicable to network advertisements aired on PAX TV and that are substantially lower than the rates applicable to broadcast networks but still higher, in most circumstances, than the rates applicable to cable networks. As a result of this development, some advertisers have informed us that our network advertising spots are no longer as attractive as those of cable networks because of the relatively higher residual payments applicable to PAX TV under the current guild agreements. Because of these higher residual payments, some advertisers may be unwilling to purchase advertising time on PAX TV unless we lower our rates or otherwise provide financial compensation to them. We are unable to predict the magnitude of the effect of this development on our network spot advertising revenues.

     We could be subject to a material tax liability if the IRS successfully challenges our position regarding the 1997 disposition of our radio division.

     We structured the disposition of our radio division in 1997 in a manner that management believes will permit us to defer recognizing for income tax purposes up to approximately $333 million of gain (before deferred taxes). The Internal Revenue Service could, however, contest our position. Based on the advice of our legal counsel, our management believes that, were the IRS to challenge our tax position, it is more likely than not that we would prevail. Should the IRS successfully challenge our position on these matters, we could be subject to a material current tax liability.

     We cannot assure you that we will successfully develop our broadcast station group’s digital television platform.

     We have commenced construction of our digital broadcasting facilities and intend to explore the most effective use of digital broadcast technology for each of our stations. We cannot assure you, however, that we will derive commercial benefits from the development of our digital broadcasting capacity. Although we believe that proposed alternative and supplemental uses of our analog and digital spectrum will continue to grow in number, the viability and success of each proposed alternative or supplemental use of spectrum involves a number of contingencies and uncertainties. We cannot predict what future actions the FCC or Congress may take with respect to regulatory control of these activities or what effect these actions would have on us.

     We are dependent upon our senior management team and key personnel and the loss of any of them could materially and adversely affect us.

     Our business depends upon the efforts, abilities and expertise of our executive officers and other key employees, including Mr. Paxson and Jeffrey Sagansky, our Chief Executive Officer. We cannot assure you that we will be able to retain the services of any of our key executives. If any of these executive officers were to leave us, our operating results could be adversely affected.

     We operate in a very competitive business environment.

     We compete for audience share and advertising revenues with other providers of television programming. Our PAX TV programming competes for audience share and advertising revenues with the programming offered by other broadcast and cable networks, and also competes for audience share and advertising revenues in our stations’ respective market areas with the programming offered by non-network affiliated television stations. Our ability to compete successfully for audience share and advertising revenues depends upon the popularity of our programming with viewing audiences in demographic groups that advertisers desire to reach. Our ability to provide popular programming depends upon many factors, including our ability to correctly gauge audience tastes and accurately predict which programs will appeal to viewing audiences, to produce original programs and purchase the right to air syndicated programs at costs which are not excessive in relation to the advertising revenue generated by the programming, and to fund marketing and promotion of our programming to generate sufficient viewer interest. Many of our competitors have greater financial and operational resources than we do which may enable them to compete more effectively for audience share and advertising revenues. All of the existing television broadcast networks and most of the cable networks have been operating for a longer period than we have been operating PAX TV, and therefore have more experience in network television operations than we have which may enable them to compete more effectively.

     Our television stations also compete for audience share with other forms of entertainment programming, including home entertainment systems and direct broadcast satellite video distribution services which transmit programming directly to homes equipped with special receiving antennas and tuners. Further advances in technology may increase competition for household audiences. Our stations also compete for advertising revenues with other television stations in their respective markets, as well as with other advertising media, such as newspapers, radio stations, magazines, outdoor advertising, transit advertising, yellow page directories, direct mail and local cable systems. We cannot assure you that our stations will be able to compete successfully for audience share or that we will be able to obtain or maintain significant advertising revenue.

     The television broadcasting industry faces continual technological change and innovation, the possible rise in popularity of competing entertainment and communications media, and governmental restrictions or actions of federal regulatory bodies, including the FCC and the Federal Trade Commission, any of which could have a material effect on our operations.

     Our television stations could be adversely affected by changes in the television broadcasting industry or a recession in the broader U.S. economy.

     The profitability of our television stations is subject to various factors that influence the television broadcasting industry as a whole, including:

•	changes in audience tastes;

•	changes in priorities of advertisers;

•	new laws and governmental regulations and policies;

•	changes in broadcast technical requirements;

•	technological changes;

•	proposals to eliminate the tax deductibility of expenses incurred by advertisers;

•	changes in the law governing advertising by candidates for political office; and

•	changes in the willingness of financial institutions and other lenders to finance television station acquisitions and operations.

     We cannot predict which, if any, of these or other factors might have a significant impact on the television broadcasting industry in the future, nor can we predict what impact, if any, the occurrence of these or other events might have on our operations. Generally, advertising expenditures tend to decline during economic recession or downturn. Consequently, our revenues are likely to be adversely affected by a recession or downturn in the U.S. economy or other events or circumstances that adversely affect advertising activity. Our operating results in individual geographic markets also could be adversely affected by local regional economic downturns. Seasonal revenue fluctuations are common in the television broadcasting industry and result primarily from fluctuations in advertising expenditures by local retailers.

     Our business is subject to extensive and changing regulation that could increase our costs, expose us to greater competition, or otherwise adversely affect the ownership and operation of our stations or our business strategies.

     Our television operations are subject to significant regulation by the FCC under the Communications Act of 1934. A television station may not operate without the authorization of the FCC. Approval of the FCC is required for the issuance, renewal and transfer of station operating licenses. In particular, our business depends upon our ability to continue to hold television broadcasting licenses from the FCC. FCC licenses generally have a term of eight years. Our station licenses are subject to renewal at various times between 2004 and 2007. Third parties may challenge our license renewal applications. Although we have no reason to believe that our licenses will not be renewed in the ordinary course, we cannot assure you that our licenses or the licenses owned by the owner-operators of the stations with which we have JSAs will be renewed. The non-renewal or revocation of one or more of our primary FCC licenses could have a material adverse effect on our operations.

     The Communications Act of 1934 empowers the FCC to regulate other aspects of our business, in addition to imposing licensing requirements. For example, the FCC has the authority to:

•	determine the frequencies, location and power of our broadcast stations;

•	regulate the equipment used by our stations;

•	adopt and implement regulations and policies concerning the ownership and operation of our television stations; and

•	impose penalties on us for violations of the Communications Act of 1934 or FCC regulations.

     Our failure to observe FCC or other rules and policies can result in the imposition of various sanctions, including monetary forfeitures or the revocation of a license.

     Congress and the FCC currently have under consideration, and may in the future adopt, new laws, regulations, and policies regarding a wide variety of matters that could, directly or indirectly,

affect the operation and ownership of our broadcast properties. Relaxation of existing multiple ownership and cross-ownership rules and policies by the FCC and other changes in the FCC’s rules following passage of the Telecommunications Act of 1996 have affected and may continue to affect the competitive landscape in ways that could increase the competition we face, including competition from larger media, entertainment and telecommunications companies, which may have greater access to capital and resources. We are unable to predict the impact that any such laws, regulations or policies may have on our operations.

     We believe that the success of our television operations depends to a significant extent upon access to households served by cable television systems. If the law requiring cable system operators to carry our signal were to change, we might lose access to cable television households, which could adversely affect our operations.

     Under the 1992 Cable Act, each broadcast station is required to elect, every three years, to exercise the right to either require cable television system operators in their local market to carry their signals, which we refer to as “must carry” rights, or to prohibit cable carriage or condition it upon payment of a fee or other consideration. By electing the “must carry” rights, a broadcaster can demand carriage on a specified channel on cable systems within its market. These “must carry” rights are not absolute, and under some circumstances, a cable system may decline to carry a given station. Our television stations elected “must carry” on local cable systems for the three year election period which commenced January 1, 2000. The required election date for the next three year election period commencing January 1, 2003 will be October 1, 2002. If the law were changed to eliminate or materially alter “must carry” rights, our business could be adversely affected.

     The FCC is developing rules to govern the obligations of cable television systems to carry local television stations during and following the transition from analog to digital television broadcasting. The FCC tentatively concluded that a television broadcast station would not be entitled to mandatory carriage of both the station’s analog signal and its digital signal, and would not be entitled to mandatory carriage of its digital signal unless it first gives up its analog signal. Furthermore, the FCC tentatively concluded that a broadcaster with multiple digital programming streams would be required to designate the primary video stream eligible for mandatory carriage. If the FCC maintains its current position, mandatory carriage rights for digital signals would be accorded only to those television stations operating solely with a digital signal. Broadcasters operating with both analog and digital signals nevertheless could negotiate with cable television systems for carriage of their digital signal. We cannot predict what final rules the FCC ultimately will adopt or what effect those rules will have on our business.

     If a court were to determine that recently enacted federal legislation requiring satellite television service providers to carry broadcast television signals is unconstitutional, our rights to have our television broadcast signals carried on satellite service providers could be adversely affected.

     Under recently enacted federal law, satellite television providers have an obligation to deliver local broadcast signals to customers residing in a broadcast television station’s local market. Satellite carriers must obtain consent from the broadcast television station before carrying its signal, and television stations must negotiate for retransmission consent in good faith. Beginning January 1, 2002, a satellite carrier delivering the signal of any local television station will be required to carry all stations licensed in the carried station’s local market. To implement this law, the FCC recently adopted rules similar to the “must carry” obligations that apply to cable television systems. Under the new rules, stations may elect either mandatory carriage or negotiate for retransmission consent. Two satellite television providers and a satellite broadcasting trade association have instituted litigation challenging the constitutionality of the statutory satellite “must carry” requirements. In June 2001 a federal district court upheld the constitutionality of the federal law, and in December 2001 a federal appellate court affirmed the district court's ruling. The time period for seeking U.S. Supreme Court review has not yet passed. Our PAX TV signal currently is carried on satellite systems under agreements we negotiated with the satellite television providers, which allow the satellite provider to sell and retain the advertising revenues from a portion of the non-network advertising time during PAX TV programming hours. We cannot predict the final outcome of the litigation challenging the constitutionality of satellite “must carry” requirements or the effect, if any, that the failure to implement satellite “must carry” would have on our business.

     We do not intend to pay dividends on our common stock for the foreseeable future, in which event your only return on investment, if any, will occur when you sell our stock.

     We have not paid any cash dividends on our Class A common stock, and we do not intend to do so in the foreseeable future. We intend to retain future earnings, if any, to fund the operation and expansion of our business. In addition, the terms of our outstanding debt and preferred stock restrict the declaration and payment of dividends with respect to our Class A common stock. Accordingly, the only return, if any, on an investment in our Class A common stock will occur when a stockholder sells our shares.

     The public trading price of our common stock may be volatile, based on general economic conditions and our operating results.

     The public trading price of our Class A common stock could be subject to significant fluctuations in response to our quarterly and annual operating results, announcements of our competitors, changes in financial estimates by securities analysts, changes in general conditions in the economy, the financial markets, or the broadcasting, advertising or television retail shopping industries, or other developments affecting us, our customers or our competitors, some of which may be unrelated to our performance and beyond our control. We expect to experience significant fluctuations in our future quarterly operating results due to a variety of factors, many of which are outside our control. Factors that may adversely affect our quarterly operating results include:

•	the announcement or introduction of new services and products by us and our competitors;

•	changes in government regulation; and

•	general economic conditions and economic conditions specific to the television broadcast industry.

     As a result of these factors, in one or more future quarters, our operating results may fall below the expectations of securities analysts and investors. In this event, the market price of our Class A common stock would likely be materially adversely affected.

     Our principal stockholder, Lowell W. Paxson, is able to control the outcome of all matters requiring a vote of common stockholders.

     Lowell W. Paxson, our founder, Chairman and principal stockholder, beneficially owns approximately 35.8% of our outstanding Class A common stock and 100% of our outstanding Class B common stock, which is entitled to ten votes per share, and thereby possesses approximately 70.4% of the total voting power of our outstanding common stock. As a result, Mr. Paxson is able to control the outcome of all matters requiring a stockholder vote, including the election of directors, adopting or amending provisions of our certificate of incorporation, and approving mergers or the sale of all or substantially all of our assets.

     Future issuances or resales of a significant number of shares of our common stock could have a negative effect on the market price of our stock.

     Sales of a significant number of shares of Class A common stock in the public market or the prospect of such sales could adversely affect the market price of our Class A common stock. This offering covers the resale by the selling stockholder of up to 200,000 shares of Class A common stock. As of December 15, 2001, we also have reserved 208,000 shares of Class A common stock for issuance upon exercise of outstanding warrants with an exercise price of $16 per share, 187,500 shares of Class A common stock for issuance upon exercise of outstanding warrants with an exercise price of $12.60 per share, 6,446,250 shares of Class A common stock for issuance upon conversion of our Series A convertible preferred stock, which has a conversion price of $16 per share, 31,896,032 shares of Class A common stock for issuance upon conversion of our Series B convertible exchangeable preferred stock (all of which is currently owned by an affiliate of NBC), which currently has a conversion price of $15.31 per share which increases at a rate of 8% per year, 9,534,511 shares of Class A common stock for issuance upon the exercise of outstanding stock options granted under our three stock option plans, with exercise prices ranging from $.01 per share to $7.25 per share, and 3,000,000 shares of Class A common stock for issuance upon the exercise of outstanding stock options we granted to our two most senior executive officers. Shares issued upon exercise of our outstanding warrants or options or upon conversion of our outstanding convertible preferred stock would be available for resale in the public markets, subject in some cases to volume and other limitations and subject in some cases to the filing and effectiveness of registration statements that we are obligated to file. The future issuance of a significant number of shares of Class A common stock, or future resales by the holders of a significant number of shares of Class A common stock, or the prospect of such issuances or resales, could have a negative effect upon the market price of our Class A common stock.

     We could issue preferred stock and take other actions that might discourage third parties from acquiring us.

     Our certificate of incorporation and bylaws and Delaware law contain provisions that could make it more difficult for a third party to acquire, and could discourage a third party from attempting to acquire, control of our company. Our certificate of incorporation authorizes the issuance of up to 1,000,000 shares of preferred stock. Our board of directors has the authority to determine the price, rights, preferences, privileges and restrictions, including the voting rights, of those shares without any further vote or action by the stockholders. Of the 1,000,000 shares of preferred stock that we are authorized to issue, as of January 31, 2002: (a) 72,000 shares have been designated as 13 1/4% Cumulative Junior Exchangeable Preferred Stock, of which 29,145 shares were issued and outstanding; (b) 17,500 shares have been designated as 9 3/4% Series A Convertible Preferred Stock, of which 10,314 shares were issued and outstanding; (c) 41,500 shares have been designated as 8% Series B Convertible Exchangeable Preferred Stock, all of which were issued and outstanding; and (d) 869,000 authorized shares remain available for designation and issuance.

     The holders of our outstanding preferred stock have rights which are generally senior to those of the holders of our common stock, including certain voting, redemption and other rights which could have the effect of inhibiting a change in control of our company without the consent of such holders and thereby delay, discourage or prevent a future acquisition of control of our company. The rights of the holders of our common stock will be subject to, and may be adversely affected by, the rights of holders of any preferred stock that may be issued in the future. Issuing preferred stock could have the effect of making it more difficult for a third party to acquire a majority of our outstanding voting stock, thereby delaying, deferring or preventing a change of control of our company. Furthermore, the preferred stock may be issued with other rights, including economic rights, senior to those of our common stock, which could have a material adverse effect on the market value of our common stock.

USE OF PROCEEDS

     We will not receive any of the proceeds from the sale of shares of Class A common stock by the selling stockholder under this prospectus. The selling stockholder may acquire the shares of Class A common stock offered under this prospectus from us from time to time upon the exercise of outstanding stock options, none of which have been exercised as of the date of this prospectus. We will receive the proceeds from the exercise of these options, the amount of which will depend upon the number of shares of Class A common stock as to which the selling stockholder exercises his options. We will use any proceeds we receive from the exercise of the options for general corporate purposes.

SELLING STOCKHOLDER

     The selling stockholder may acquire the 200,000 shares of Class A common stock offered by this prospectus from us upon the exercise of outstanding stock options and may sell the shares under this prospectus from time to time. Our registration of this offering does not necessarily mean that the selling stockholder will sell all or any of the shares offered hereby.

     The following table provides information regarding the ownership of our common stock by the selling stockholder as of January 31, 2002, the number of shares offered hereby and the selling stockholder’s ownership of our common stock assuming all of the shares offered hereby are sold.

			Beneficial Ownership
			after the Offering

	Number of Shares	Number of Shares		Percentage of
Name of Selling Stockholder	Beneficially Owned	Being Registered	Number of Shares	Class

Francis Santangelo	200,000 (1)	200,000	0	*

*	Represents less than 1% of our common stock.

(1)	Consists of shares which may be acquired upon the exercise of stock options at an exercise price of $7.25 per share; although options with respect to 50,000 of such shares will not become exercisable until June 15, 2002, and such shares thus are not “beneficially owned” by the selling stockholder within the meaning of Section 13d-3 of the Exchange Act, such shares are included in the shares being offered by this prospectus.

     We issued to the selling stockholder options to purchase a total of 200,000 shares of our Class A common stock in connection with written compensation agreements for services rendered. We agreed to register the resale of all of the shares issuable upon exercise of the options, and to pay substantially all of the expenses of offering them under this prospectus. The selling stockholder has held no position or office with us or our affiliates, and has had no material relationship with us or our affiliates during the past three years.

PLAN OF DISTRIBUTION

     We are registering the resale of 200,000 shares of our Class A common stock by the selling stockholder named in this prospectus, who may acquire the shares from us from time to time pursuant to the exercise of stock options. The shares may be offered and sold from time to time by the selling stockholder or his donees, pledgees, transferees or other successors in interest at fixed prices, at market prices at the time of sale or prices related to market prices, or at negotiated prices. The selling stockholder may offer and sell the shares in one or more of the following transactions:

•	a block trade in which a broker-dealer will attempt to sell shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account pursuant to this prospectus;

•	on any national securities exchange or quotation service on which the Class A common stock may be listed or quoted at the time of sale, including the American Stock Exchange;

•	ordinary brokerage transactions and transactions in which the broker solicits purchasers;

•	privately negotiated transactions; or

•	any combination of any of the above transactions or by any other legally available means.

     The selling stockholder will act independently of us in making decisions with respect to the timing, manner and size of each sale. The selling stockholder may decide not to sell all of the shares he is permitted to sell under this prospectus.

     In effecting sales, brokers and dealers engaged by the selling stockholder may arrange for other broker-dealers to participate in the resales. The selling stockholder may enter into hedging transactions with broker-dealers, and in connection with these transactions, broker-dealers may engage in short sales of the shares. The selling stockholder may also sell shares short and deliver these shares to close out short positions. The selling stockholder may enter into option or other transactions with broker-dealers that involve the delivery of shares to the broker-dealers, who may then resell or otherwise transfer such shares pursuant to this prospectus. The selling stockholder may also loan or pledge shares to a broker-dealer who may sell the shares so loaned, or upon a default may sell or otherwise transfer the shares so pledged, pursuant to this prospectus.

     Broker-dealers may receive compensation in the form of discounts, concessions or commissions from the selling stockholder and the purchasers for whom the broker-dealers may act as agents or to whom they may sell as principals or both. Compensation as to a particular broker-dealer might be in excess of customary commissions and will be in amounts to be negotiated in connection with transactions involving shares. The selling stockholder and broker-dealers or agents, if any, acting in connection with these sales might be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act of 1933. Any commission, discount or concession they receive and any profit upon the resale of the shares purchased by them might be deemed to be underwriting discounts or commissions under the Securities Act of 1933.

     Because the selling stockholder may be deemed to be an “underwriter” within the meaning of Section 2(11) of the Securities Act of 1933, the selling stockholder will be subject to the prospectus delivery requirements of the Securities Act of 1933. In addition, any shares of the selling stockholder covered by this prospectus which qualify for sale pursuant to Rule 144 promulgated under the Securities Act of 1933 may be sold under Rule 144 rather than pursuant to this prospectus. The selling stockholder has advised us that he has not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of his shares.

     Under applicable rules under the Securities Exchange Act of 1934, any person engaged in a distribution of shares of our common stock may not simultaneously engage in market making activities with respect to our common stock for a period of two business days prior to the commencement of the distribution. In addition, the selling stockholder will be subject to applicable provisions of the Securities Exchange Act of 1934 and the associates rules under that law, including Regulation M, which may limit the timing of purchases and sales of shares of our common stock by the selling stockholder. We will make copies of this prospectus available to the selling stockholder and have informed him of the need for delivery of copies of this prospectus to purchasers at or prior to the time of any sale of the shares.

     We will file a supplement to this prospectus, if required, pursuant to Rule 424(b) under the Securities Act of 1933 upon being notified by the selling stockholder that any material arrangement has been entered into with a broker-dealer for the sale of shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer. Such supplement will disclose:

•	the name of the selling stockholder and of the participating broker-dealer(s);

•	the number of shares involved;

•	the price at which such shares were sold;

•	the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable;

•	that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus; and

•	other facts material to the transaction.

     We will bear all costs, expenses and fees in connection with the registration of the shares. The selling stockholder will bear all commissions and discounts, if any, attributable to the sales of the shares. The selling stockholder may agree to indemnify any broker-dealer or agent that participates in transactions involving sales of the shares against certain liabilities, including liabilities arising under the Securities Act of 1933.

     This offering will terminate on the earlier of (a) the date on which the shares are eligible for resale without restrictions pursuant to Rule 144(k) under the Securities Act of 1933, or (b) the date on which all shares offered by this prospectus have been sold by the selling stockholder.

WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may also request copies of the documents, upon payment of a duplicating fee, by writing to the public reference section of the SEC. You may obtain information on the operation of the SEC’s public reference room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet web site located at http://www.sec.gov that contains reports, proxy and information statements and other information about issuers that file electronically with the SEC. Our Class A common stock is listed on the American Stock Exchange, and material filed with us can be inspected at the offices of the American Stock Exchange at 86 Trinity Place, New York, New York 10006.

     The SEC allows us to “incorporate by reference” in this prospectus the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supercede information in this prospectus. In all cases, you should rely on the later information over different information included in this prospectus or the prospectus supplement. We incorporate by reference into this prospectus the following documents filed with the SEC:

•	our annual report on Form 10-K for the year ended December 31, 2000;

•	our quarterly reports on Form 10-Q for the quarters ended March 31, 2001, June 30, 2001 and September 30, 2001;

•	our current report on Form 8-K, filed December 4, 2001;

•	our definitive proxy statement on Schedule 14A for the 2001 annual meeting of stockholders, filed on March 30, 2001; and

•	the description of our Class A common stock contained in our registration statement on Form 8A filed with the SEC on June 30, 1995, including any amendments or reports filed for the purpose of updating the description.

     All future filings we make pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of this prospectus and before the completion of the offering of the securities described in this prospectus shall be incorporated by reference in this prospectus from the date of filing of such documents.

     We will provide without charge to each person to whom a copy of this prospectus has been delivered, upon the written or oral request of such person, a copy of any and all of the documents which have been or may be incorporated by reference in this prospectus, other than exhibits to the documents unless the exhibits are specifically incorporated by reference into the documents, and any other documents specifically identified in this prospectus as incorporated by reference into this prospectus or into such other documents.

     You may request a copy of these filings, at no charge, by writing or telephoning us at the following address:

Paxson Communications Corporation
Attn: Director of Finance
601 Clearwater Park Road
West Palm Beach, Florida 33401
(561) 659-4122

     We filed a registration statement (No. 333-75572) under the Securities Act of 1933 with the Securities and Exchange Commission with respect to the securities offered by this prospectus. This prospectus is a part of that registration statement, which includes additional information.

     The information contained in this prospectus does not purport to be comprehensive and must be read together with the information contained in the documents listed above, which have been incorporated by reference. Any information contained in a document incorporated by reference or deemed to be incorporated by reference shall be modified or superseded, for purposes of this prospectus, to the extent that a statement contained in this prospectus or in any subsequently filed document that is or is deemed to be incorporated by reference modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

LEGAL MATTERS

     The validity of the shares of Class A common stock offered pursuant to this prospectus will be passed upon by Holland & Knight LLP.

EXPERTS

     The consolidated financial statements incorporated in this prospectus by reference to our Annual Report on Form 10-K for the year ended December 31, 2000 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent certified public accountants, given on the authority of said firm as experts in auditing and accounting.

PAXSON COMMUNICATIONS CORPORATION

200,000 Shares

Class A Common Stock

Prospectus

February 28, 2002

     Until May 30, 2002, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.